Mail Stop 4561

December 2, 2009

Ms. Martina Hund-Mejean
Chief Financial Officer
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

> **Re:** **MasterCard Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-32877**

Dear Ms. Hund-Mejean:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief